Exhibit 12.1

PVR Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,
	2009	2010	2011	2012	2013
Earnings
Pre-tax income (loss) *	$60,148	$67,070	$101,460	$(73,415)	$7,835
Fixed charges	27,368	39,164	51,222	87,175	123,359

Total earnings	$87,516	$106,234	$152,682	$13,760	$131,194

Fixed Charges
Interest expense	$24,878	$35,982	$47,630	$82,856	$119,047
Rental interest factor	2,490	3,182	3,592	4,319	4,312

Total fixed charges	$27,368	$39,164	$51,222	$87,175	$123,359

Ratio of earnings to fixed charges	3.2x	2.7x	3.0x	0.2x	1.1x

*	Includes cash distributions from and gain on sale of equity affiliates, and excludes equity earnings from affiliates. Also excludes capitalized interest.